Ultratrex Inc.

220 Orchard Road Unit 05-02

Midpoint Orchard

Singapore 238852

May 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultratrex Inc. (CIK No. 0002046954) Rule 477 Application for Withdrawal Registration Statement on Form F-1 (File No. 333-290101)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Ultratrex Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-290101) initially filed with the United States Securities and Exchange Commission (the “Commission”) on September 8, 2025, together with all exhibits, amendments and post-effective amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this submission, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Very truly yours, Ultratrex Inc.

By:	/s/ Wong Kok Seng
Name:	Wong Kok Seng
Title:	Executive Director and Chief Executive Officer (Principal Executive Officer)